Siyata Mobile Inc.

1751 Richardson Street, Suite #2207,

Montreal, Quebec H3K-1G6, Canada

June 22, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Mariam Mansaray, Staff Attorney

Re: Siyata Mobile Inc.

Registration Statement on Form F-1, as amended

File No. 333-272512

Ladies and Gentlemen:

Pursuant to Rules 460 and 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Siyata Mobile Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above (the “Registration Statement”) be accelerated so that it will become effective at 5:00 p.m., Eastern Time, on Monday, June 26, 2022, or as soon thereafter as possible. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Carmel, Milazzo & Feil LLP by calling Ross Carmel at 646-838-1310. We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Carmel, Milazzo & Feil LLP, Attention: Ross Carmel, by facsimile to (646) 838-1314 or email at rcarmel@cmfllp.com.

If you have any questions regarding this request, please contact Ross Carmel, Esq., of Carmel, Milazzo & Feil LLP at 646-838-1310.

Very Truly Yours,

By:	/s/ Marc Seelenfreundp
Name:	Marc Seelenfreund
Title:	Chief Executive Officer

cc: Ross Carmel, Carmel, Milazzo & Feil LLP